EXHIBIT 99.1

Caledonia Mining Corporation Plc: Bilboes Optimisation Update

ST HELIER, Jersey, March 27, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or “the Company”) is pleased to announce that with the support of DRA Projects (Pty) Ltd and other technical consultants, it has been making good progress on the Feasibility Study (“FS”) for the Bilboes project.

While the FS was initially targeted for completion in Q1 2025, the Company has decided to extend the timeline to fully explore several material optimisation opportunities that have the potential to enhance project economics and reduce upfront capital requirements.

The FS will supersede the Preliminary Economic Assessment released on June 3, 2024, which outlined attractive project economics and a mine plan capable of tripling Caledonia’s gold production and positioning the Company as an intermediate gold producer. Encouragingly, ongoing work continues to confirm the project’s attractive fundamentals. Against the backdrop of a strong gold price, Bilboes remains both compelling and financeable.

Key areas of optimisation currently under review include:

  Engaging with the authorities to explore the potential sale of concentrate, which could significantly reduce upfront capital expenditures by deferring the capital expenditure on a BIOX processing circuit, at least in the first few years of production;
  Evaluating the potential relocation of the Tailings Storage Facility to a more efficient site, including on Caledonia’s Motapa property adjacent to Bilboes, where the topography could lead to lower initial construction costs; and
  Incorporating near-term opportunities at Motapa into the Bilboes FS, following strong exploration results in 2024 and the additional exploration and development work planned at Motapa this year.

Exploration at Motapa, which is located directly adjacent to Bilboes, has been particularly promising, indicating the presence of new mineralised zones within a few hundred metres of the proposed Bilboes processing plant. Demonstrating significant resource additions at Motapa has the potential to materially improve the long-term economics of a combined Bilboes-Motapa project.

In addition, Caledonia continues to assess near-term revenue opportunities across its portfolio. In particular, high-grade mineralisation recently identified at the Blanket Mine could make a meaningful contribution to the initial capital requirements for Bilboes, providing further flexibility around funding.

The Board remains fully committed to maximising shareholder value: this means ensuring that Bilboes is optimised both technically and financially, while continuing discussions with funding partners and relevant authorities in Zimbabwe. The optimisation work is advancing well, and the Company will provide a further update on the expected timing of the FS in due course.

Mark Learmonth, Chief Executive Officer of Caledonia, commented:

“Bilboes has the potential to be truly transformative for Caledonia, and the work we are doing now is about making sure we get it right. We are encouraged by the results to date and are taking a disciplined approach to optimisation—both to enhance returns and to ensure we can fund the project in the most efficient way possible.

“With strong exploration results at Motapa, promising developments at Blanket, and supportive market conditions, we remain confident in Bilboes’ ability to significantly reshape Caledonia’s growth profile.”

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, our plans and timing regarding further exploration and drilling and development, future costs, the development of Bilboes and Motapa, our strategic vision, the potential sale of concentrate, the potential relocation of the Tailings Storage Facility and the publication of the Bilboes feasibility study.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

 Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.